AB 3/17

KH 3/4

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SagePoint Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 N. Central Avenue, Suite 2100
(No. and Street)

Phoenix, (City) Arizona (State) 85004-1072 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Festervand 770 858-6841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

10 Tenth Street, Suite 1400 (Address) Atlanta (City) GA (State) 30309-3851 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11017671

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Terry Festervand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SagePoint Financial, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

Judith R. Embry
Notary Public
Cobb County, GA
June 17, 2014

Judith R. Embry 2/25/2011
Notary Public

Terry Festervand
Signature

Terry Festervand
Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Report of Independent Auditors on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SagePoint Financial, Inc.

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Financial Statements and Supplementary Information December 31, 2010

SagePoint Financial, Inc.
(An indirect wholly owned subsidiary of American International Group, Inc.)
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Stockholder and Board of Directors of
SagePoint Financial, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of SagePoint Financial, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 3, the Company has restated its 2009 financial statements to correct an error. As the prior period financial statements have not been presented herein, the restatement has been effected as an adjustment to the January 1, 2010 retained earnings balance.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 24, 2011

PricewaterhouseCoopers LLP, 10 Tenth Street, Suite 1400, Atlanta, GA 30309-3851
T: (678) 419-1000, www.pwc.com/us

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Statement of Financial Condition
December 31, 2010

(in thousands of dollars, except share amounts)

Assets		
Cash and cash equivalents	$	47,417
Cash segregated under federal and other regulations		1,015
Receivables from broker-dealers and clearing organizations		5,432
Receivables from investment advisors		2,900
Securities pledged to insurance company		938
Securities owned		57
Notes and accounts receivable from registered representatives, net of allowance of $3,464		1,897
Furniture, equipment and software, at cost, net of accumulated depreciation and amortization of $18,790		562
Deferred taxes, net of valuation allowance of $213		9,993
Prepaid expenses and other assets		4,324
Total assets	$	74,535
Liabilities and Stockholder's Equity		
Commissions payable	$	5,408
Income taxes payable to Parent		122
Accounts payable and accrued expenses		12,940
Securities sold, not yet purchased		20
Payables to affiliates, net of receivables (Note 8)		4,303
Total liabilities		22,793
Commitments and contingencies (Note 12)		
Stockholder's Equity		
Common stock - $250 par value; 1,000 shares authorized and outstanding		250
Additional paid-in capital		76,491
Accumulated deficit		(24,999)
Total stockholder's equity		51,742
Total liabilities and stockholder's equity	$	74,535

The accompanying notes are an integral part of these financial statements.

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Statement of Operations
Year Ended December 31, 2010

(in thousands of dollars)

Commissions		
Commission revenue	$	130,687
Commission expense		(112,626)
Net retained commissions		18,061
Other revenues		
Investment advisory fees		53,070
Sponsor revenue		15,466
Interest income		160
Other income		13,792
Total other revenues		82,488
Other expenses		
Investment advisory fees		(44,544)
Marketing and meeting expense		(3,128)
Clearing and other expense		(3,933)
General and administrative		(53,788)
Total other expenses		(105,393)
Loss before income taxes		(4,844)
Income tax benefit (Note 10)		1,762
Net loss	$	(3,082)

The accompanying notes are an integral part of these financial statements.

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

(in thousands of dollars, except share amounts)

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances as reported at December 31, 2009	1,000	$ 250	$ 76,301	$ (19,209)	$ 57,342
Correction of an error (Note 3)	-	-	-	(708)	(708)
Balances as restated, January 1, 2010	1,000	250	76,301	(19,917)	56,634
Dividends paid to Parent	-	-	-	(2,000)	(2,000)
Capital contribution from Parent	-	-	190	-	190
Net loss	-	-	-	(3,082)	(3,082)
Balances at December 31, 2010	1,000	$ 250	$ 76,491	$ (24,999)	51,742

The accompanying notes are an integral part of these financial statements.

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2010

(in thousands of dollars)

Cash flows from operating activities		
Net loss	$	(3,082)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		191
Deferred taxes, net of valuation allowance		(333)
Non cash capital contribution from Parent		190
(Increase) decrease in operating assets		
Receivables from broker-dealers and clearing organizations		(453)
Receivables from investment advisors		(728)
Securities pledged to insurance company		546
Securities owned, net		18,770
Notes and accounts receivable from registered representatives		335
Prepaid expenses and other assets		2,427
Increase (decrease) in operating liabilities		
Commissions payable		(758)
Payables to affiliates, net		2,127
Accounts payable and accrued expenses		(2,436)
Securities sold, not yet purchased		(462)
Income taxes receivable from Parent		11,443
Net cash provided by operating activities		27,777
Cash flows used in financing activities		
Dividends paid to Parent		(2,000)
Net increase in cash and cash equivalents		25,777
Cash and cash equivalents		
Beginning of year		21,640
End of year	$	47,417
Supplemental cash flow information		
Taxes paid to Parent		1,832
Tax refunds from Parent		(14,704)
	$	(12,872)

Noncash financing activity:
During the year ended December 31, 2010 the Company recorded officer compensation totaling $190 as a capital contribution from its Parent.

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

SagePoint Financial, Inc. (the "Company) is a wholly-owned subsidiary of Advisor Group, Inc. ("AIG AG"), which in turn is a wholly-owned subsidiary of SunAmerica Investments, Inc. ("SAII"). SAII is a wholly-owned subsidiary of AIG SunAmerica, Inc. (the "Parent" or "AIG SunAmerica"), which is wholly-owned by American International Group, Inc. ("AIG"). The Company is a broker-dealer registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG SunAmerica and other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies.

The Company executes all of its customers' transactions, on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, which carries the accounts and securities of the Company's customers.

2. Significant Accounting Policies

Recent Accounting Pronouncements
The Financial Accounting Standards Board issued new fair value disclosure requirements in January 2010 required for all entities providing fair value disclosures. Under the new guidance, entities are required to disclose pertinent reasons for any transfers between Level 1 and Level 2 fair value measurements. In addition, companies should present the activity within Level 3 roll-forwards on a gross rather than net basis. The guidance is required for periods beginning after December 15, 2010. Management does not believe that the requirements described above will have a material impact on our financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Commission Revenue and Expense
Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur.

Sponsor Revenue and Related Marketing and Meeting Expense
The Company receives sponsor revenues from various investment advisors and insurance companies (the "Sponsors") related to sales by the Company's registered representatives of mutual fund, variable annuity and other products of the Sponsors, as well as in return for Sponsors attending the Company's representative meetings. The Company records sponsor revenues when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records marketing and meeting expenses when incurred.

Investment Advisory Fees
Investment advisory fees are recognized as earned over the term of the advisory period.

Securities Transactions
Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities owned and securities sold, not yet purchased, are carried at fair value. Unrealized gains and losses are reflected in the Statement of Operations.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the management. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Risk
At times, cash and cash equivalents may exceed the insurance limits of the Federal Depository Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to seven years.

The Company also makes loans or pays advances to independent representatives as part of its hiring and retention process. Reserves are established on these receivables if the representative is no longer associated with the Company and the receivable has not been promptly repaid (older than 90 days) or if it is determined that it is probable the amount will not be collected.

A portion of these loans will be forgiven over a period of time (generally 5 years) if the representative meets certain operating and gross dealer concession levels. These loans are classified with prepaid expenses and other assets on the Statement of Financial Condition.

Furniture, Equipment, and Software
Furniture, equipment, and software are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to eight years.

Officer Compensation
Certain officers of the Company participate in a compensation plan provided by an affiliate of the Parent. The Company records compensation expense earned by officers under this plan as general and administrative expenses in the accompanying Statement of Operations. As the settlement of the liability associated with the compensation expense is made by the affiliate of the Parent, a corresponding capital contribution is recorded for the amount of the compensation expense.

Income Taxes
The Company is included in the AIG consolidated federal income tax return. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Any differences between the amount of tax expense/benefit recognized on the separate return method and the amount ultimately allocated to the Company by the Parent under its tax sharing agreement is recognized in equity as a distribution/contribution to/from the Parent. The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance under GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. State taxes are estimated using estimated apportionment percentages and currently enacted state tax rates. Interest and penalties, when incurred, are recognized in general and administrative expense.

3. Restatement of the 2009 Financial Statements

As reflected in the accompanying Statement of Changes in Stockholders' Equity, the Company has restated the December 31, 2009 financial statements to correctly account for an increase in tax expense and net deferred tax assets and a decrease in taxes receivable from Parent. In determining the total 2009 taxes, the Company did not properly reflect deferred taxes in its calculation of the current tax expense. As the prior period financial statements have not been presented herein, the restatement has been reflected as an adjustment to beginning retained earnings. Other 2009 financial statement items affected by this restatement are as follows:

(in thousands of dollars)

	As Previously Reported		Restatement Adjustments		Restated 2009 Financial Statements	
Deferred tax assets, net	$	8,577	$	1,083	$	9,660
Taxes receivable from Parent	$	13,112	$	(1,791)	$	11,321
Accumulated Deficit	$	(19,209)	$	(708)	$	(19,917)

4. Cash Segregated Under Federal and Other Regulations

Cash of approximately $1,015,000 as of December 31, 2010 is segregated under provisions of the Securities Exchange Act of 1934 and represents estimated breakpoint refund reserves.

5. Receivable from Broker-Dealer and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2010 consist of the following:

(in thousands of dollars)

Receivable from clearing broker	$	2,496
Fees and commissions receivable		2,936
	$	5,432

6. Furniture, Equipment, Leasehold Improvements and Software

Furniture, equipment, and software consist of the following at December 31, 2010:

(in thousands of dollars)

Computer equipment	$	5,463
Furniture, fixtures and equipment		7,224
Software		6,665
		19,352
Less: Accumulated depreciation and amortization		(18,790)
	$	562

For the year ended December 31, 2010, depreciation and amortization expense totaled approximately $191,000 and is included in general and administrative expense in the accompanying Statement of Operations.

7. Securities at Fair Value

Securities at fair value at December 31, 2010 are summarized as follows:

(in thousands of dollars)	**Balance December 31, 2010**	**Level 1**	**Level 2**
Securities owned at fair value			
Equities			
Common Stock	$ 3	$ 3	$ -
Fixed Income			
US Government Securities	$ 25	$ -	$ 25
Municipal Bonds	$ 2	$ -	$ 2
Corporate Bonds	$ 27	$ -	$ 27
	$ 57	$ 3	$ 54
Securities sold, not yet purchased, at fair value			
Fixed Income			
Municipal Bonds	$ (9)	$ -	$ (9)
Other			
Unit Investment Trust	$ (2)	$ -	$ (2)
Exchange Traded Fund	$ (9)	$ (9)	$ -
	$ (20)	$ (9)	$ (11)
Cash equivalents, at fair value			
Money Market Fund	$ 29,509	$ 29,509	$ -
Securities pledged to insurance company, at fair value			
Money Market Fund	$ 938	$ 938	$ -

During 2010, there have been no transfers of securities between levels.

8. Related Party Transactions

The terms of agreements with Affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commission revenue for the year ended December 31, 2010 includes $7,286,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commission expense for the year ended December 31, 2010 includes $6,317,000 paid on sales of products sponsored by Affiliates.

The Parent negotiates insurance policies for the Group and allocates the expense to each individual broker-dealer. For the year ended December 31, 2010, the Company was allocated approximately $399,000 for these expenses which is reflected in other income in the accompanying Statement of Operations.

The Company has pledged $938,000 to an affiliated insurance company to be used as a facility to pay Errors and Omissions claims as they arise and become due. The deposit is held at AIG Bank, an affiliate.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to $3,734,000 for the year ended December 31, 2010, which is included in other income in the Statement of Operations.

At December 31, 2010 the Company had the following intercompany receivables and payables due to and from affiliates:

(In Thousands of dollars)

	Due (to)/from
SunAmerica Annuity	$ (323)
Financial Service Corporation	(16)
FSC Securities Corporation	939
Advisor Group, Inc.	(4,902)
Royal Alliance Associates, Inc.	(1)
	$ (4,303)

9. Deferred Commissions Payable

The Company has an incentive plan to compensate registered representatives who produce substantial business for the Company on a continuing basis. The Company accrues 5% of qualified commissions, as defined, and an assumed investment return less the effect of expected forfeitures, to the plan each year. Participants become fully vested in the annual contributions at the end of five years provided their qualified commissions meet a defined minimum level each year and that they are still registered representatives of the Company. The plan is closed to new participants. For plan years beginning January 1, 1991, any amounts forfeited by disqualified participants are reallocated to the Company. Amounts payable by the Company as of December 31, 2010 amounted to $848,000.

10. Income Taxes

The components of the provision for income taxes at December 31, 2010, are as follows:

(in thousands of dollars)

Current	
Federal benefit	$ (1,379)
State benefit	(50)
Current benefit	(1,429)
Deferred	
Federal benefit	(220)
State benefit	(46)
Deferred benefit	(266)
Valuation allowance expense	(67)
Total benefit	$ (1,762)

The difference between the federal statutory tax rate of 36.4 percent and the Company's effective income tax rate of three percent for the year ending December 31, 2010, is primarily due to state and local taxes, other permanent differences, and the valuation allowance. Deferred tax assets

principally arise as a result of temporary differences from depreciation and amortization, deferred compensation and related accrual interest, bad debt expense and legal reserves.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. The Parent and the Company are no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2008.

The valuation allowance benefit arises as a result of the reduction of the valuation percentage derived from management.

Income taxes payable to the Parent are comprised of the following at December 31, 2010:

(in thousands of dollars)

Payable for federal taxes	$	(270)
Receivable for state taxes		148
Net Payable	$	(122)

11. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined (fixed), equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2010, the Company had net capital of $27,672,000 which was $27,422,000 in excess of the amount required. The Company had no debit items at December 31, 2010.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

12. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Litigation and Regulatory Matters

The Company is involved in various claims and lawsuits arising in the normal conduct of its business. Such claims and lawsuits are generally covered under Errors and Omissions insurance

provided by an affiliate of AIG. Amounts not covered by such insurance will be paid directly by the Company.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Deferred Compensation

AIG SunAmerica has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives were allowed to elect to participate along with registered representatives of other affiliated companies on a national basis. Effective January 2009, the plan was frozen; no future contributions are allowed. The compensation deferral is deposited into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan.

Additionally the Company has accrued approximately $1,189,000 of contributions to be made by the Company to participants of the Plan. This contribution is anticipated to provide certain participants up to a 2.75% cumulative return as provided in the Plan documents.

Clearing Broker-dealer

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss

under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

Leases
The Company has non-cancelable leases for its office space, which expire in 2012. The leases provided for abatements during the first twelve months of the lease term. The effect of the rent abatement is being recognized on a straight-line basis over the lease term. The lease also provides for certain rent increases on each anniversary of the lease commencement date. For financial reporting purposes, rent expense is charged to operations on a straight-line basis over the term of the lease. At December 31, 2010, the aggregate minimum annual obligations under all operating leases were as follows:

(in thousands of dollars)

Years Ending		
2011		1,195
2012		280
	$	1,475

Rent expense was $1,777,000 for the year ended December 31, 2010.

13. AIG Update

AIG has been working to protect and enhance the value of its key businesses, execute an orderly asset disposition plan and position itself for the future. AIG continually reassesses this plan to maximize value while maintaining flexibility in managing its liquidity and capital.

AIG recently completed the Recapitalization (described below) and reached multiple milestones in connection with executing its asset disposition plan and raising capital. As a result of the completion of the Recapitalization and other transactions (including sales of businesses, specific asset dispositions and capital raised), as well as AIG's consideration of its financial flexibility (all discussed below) AIG has concluded that it has sufficient short-term and long-term liquidity to satisfy its future liquidity requirements, including reasonably foreseeable contingencies or events.

On January 14, 2011 (the Closing), AIG completed a series of integrated transactions to recapitalize AIG (the Recapitalization) with the Department of the Treasury, the FRBNY and the Trust, including the repayment of all amounts owed under the Credit Agreement, dated as of September 22, 2008 (as amended, the FRBNY Credit Facility).

Repayment and Termination of the FRBNY Credit Facility

At the Closing, AIG repaid to the FRBNY approximately $21 billion in cash, representing complete repayment of all amounts owing under the FRBNY Credit Facility, and the FRBNY Credit Facility was terminated. The funds for the repayment came from the net cash proceeds from AIG's sale of 67 percent of the ordinary shares of AIA Group, Inc. (AIA) in its initial public offering and from AIG's sale of American Life Insurance Company (ALICO). These funds were loaned to AIG, in the form of secured limited recourse debt (the SPV Intercompany Loans), from the special purpose vehicles that held the proceeds of the AIA IPO and the ALICO sale (the SPVs, and such loans, the SPV Intercompany Loans). The SPV Intercompany Loans are secured by pledges and any proceeds received from sale by AIG and certain of its subsidiaries of, among other collateral, all or part of

their equity interests in Nan Shan Life Insurance Company, Ltd. (Nan Shan) and International Lease Finance Corporation (ILFC and, collectively with Nan Shan, the Designated Entities), as well as the remaining AIA ordinary shares held by the AIA SPV and certain of the MetLife, Inc. (MetLife) securities received from the sale of ALICO held by the ALICO SPV. Until their sale on February 1, 2011, AIG Star Life Insurance Company Ltd. (AIG Star) and

14. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through February 24, 2011, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Computation of Net Capital under SEC Rule 15c3-1
December 31, 2010 **Schedule I**

(in thousands of dollars)

Total stockholder's equity	$	51,742
Less: Nonallowable assets		
Other unsecured receivables		(2,542)
Unsecured customer debits held at clearing broker		(78)
Prepaid expenses and other assets		(4,104)
Furniture, equipment and software, net		(562)
Securities pledged to insurance company		(938)
Notes and accounts receivable from registered representatives, net of allowance of $3,464		(1,897)
Income taxes receivable from Parent		(148)
Receivables from investment advisors		(2,900)
Deferred taxes		(9,993)
Net capital before haircuts on securities positions		28,580
Less: Haircuts		
Haircuts on securities owned		(908)
Net capital		27,672
Alternative minimum net capital requirement		(250)
Excess net capital		27,422

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X17A-5 as of December 31, 2010.

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2010 **Schedule II**

The Company has claimed exemption from Rule 15c3-3 under sub paragraph (k)(2)(ii).

pwc

To the Stockholder and Board of Directors of SagePoint Financial, Inc.:

In planning and performing our audit of the financial statements of SagePoint Financial, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2011

pwc

Report of Independent Accountants

To the Stockholder and Board of Directors of SagePoint Financial, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of SagePoint Financial, Inc. for the period from January 1, 2010 through December 31, 2010, which were agreed to by SagePoint Financial, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating SagePoint Financial, Inc's compliance with the applicable instructions of Form SIPC-7 during the period ended December 31, 2010. Management is responsible for SagePoint Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. August payment of $113,254 agreed to Wells Fargo August 2010 wire #100813078918 provided by Simmone Fields, Regulatory Controller. No differences were noted. Payment made with Form SIPC-7 in the amount of $112,826 was agreed to payment request obtained by Simmone Fields, Regulatory Controller, without exception.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2010, with the Total revenue amount of $213,176,045 reported on page 2, item 2a of Form SIPC-7 for the period from January 1, 2010 through December 31, 2010. No such differences were noted as a result of this procedure. Total revenue reported was calculated by adding the following line items on page 3 of the audited Form X-17A-5: Commission Revenue, Investment Advisory Fees, Sponsor Revenue, Interest Income, and Other Income.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit trust, from the sale of variable annuities, from business of insurance, from investment advisory services rendered to investment registered investment companies or insurance separate accounts and from transactions in security futures products, of $118,741,199 to a supporting schedule provided by Simmone Fields, Regulatory Controller. No difference was noted.
    b. Compared deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $3,823,529 to

PricewaterhouseCoopers LLP, 10 Tenth Street, Suite 1400, Atlanta, GA 30309-3851
T: (678) 419-1000, www.pwc.com/us

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supporting schedule provided by Simmone Fields, Regulatory Controller. Total amounts on support scheduled agreed to trial balance accounts without exception.

c. Compared deductions on line on line 2c(9), 40% of interest earned on customer securities accounts, of $179,200, to a supporting schedule provided by Simmone Fields, Regulatory Controller. No difference was noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e [of $90,432,117 and $226,080 respectively] of the Form SIPC-7.

      SIPC Net Operating Revenue was recalculated by adding total revenue reported on page 2, item 2a of Form SIPC-7 and total additions reported on page 2, item 2b of Form SIPC-7, and subtracting total deductions reported on page 2, item 2c, of Form SIPC-7. No difference was noted.

      The General Assessment @ 0.0025 was recalculated by multiplying the SIPC Net Operating Revenue reported on page 2, item 2d of Form SIPC-7 by 0.0025. No difference was noted and agreed the individual amounts listed on each schedule to the trial balance for the period January 1, 2010 through December 31, 2010.

   b. Footed the supporting schedules provided by Simmone Fields, Regulatory Controller, for procedure 3 above.

      No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of SagePoint Financial, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066771 FINRA DEC
SAGEPOINT FINANCIAL INC 20*20
2800 N CENTRAL AVE STE 2100
PHOENIX AZ 85004-1072

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
SIMMONE Fields 770.916.6558

2. A. General Assessment (item 2e from page 2) $ 226,080
   B. Less payment made with SIPC-6 filed (exclude interest) (113,254)
   8/13/2010
   Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 112,826
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 112,826
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 112,826
   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SAGE POINT FINANCIAL INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of FEBRUARY, 20 11.

Regulatory Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN. 1, 20 10
and ending DECEMBER 31, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 213,176,045
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	<118,741,199>
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	<3,823,529>
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 448,601	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 179,201	
Enter the greater of line (i) or (ii)	<179,201>
Total deductions	<122,743,928>
2d. SIPC Net Operating Revenues	$ 90,432,117
2e. General Assessment @ .0025	$ 226,080
	(to page 1, line 2.A.)